Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

May 17, 2016

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.400% Medium-Term Notes, Series B due May 20, 2019
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDE2 / US89236TDE29
Pricing Date:	May 17, 2016
Settlement Date:	May 20, 2016 (T+3)
Maturity Date:	May 20, 2019
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 0.875% due May 15, 2019
Treasury Yield:	0.968%
Spread to Treasury:	+48 basis points
Price to Public:	99.860%
Commission:	0.225%
Net Proceeds to Issuer:	99.635% / $996,350,000
Coupon:	1.400% per annum
Yield:	1.448%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 20 and November 20, beginning on November 20, 2016 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days: Calculation Agent:	New York Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC
Co-Managers:	Blaylock Beal Van, LLC Fifth Third Securities, Inc. Loop Capital Markets LLC Santander Investment Securities Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#7256
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet Floating Rate Medium Term Notes, Series B due May 20, 2019 (the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, or calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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